

February 20, 2013

Via E-mail
Glenn S. Lyon
Chief Executive Officer
The Finish Line, Inc.
3308 North Mitthoeffer Road
Indianapolis, Indiana 46235

**Re: The Finish Line, Inc.
Form 10-K for the Fiscal Year Ended March 3, 2012
Filed May 2, 2012
Form 8-K
Filed March 30, 2012
File No. 000-20184**

Dear Mr. Lyon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Items 2.02, 8.01 and 9.01 Form 8-K filed on March 30, 2012

Exhibit 99.1

Reconciliations of GAAP to Non-GAAP Consolidated Statements of Income (Unaudited), page 9

1.   We note that you present full non-GAAP consolidated income statements for purposes of presenting your results of operations for the fourteen weeks and fifty three weeks ended March 3, 2012. We believe that the presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures (e.g. non-GAAP cost of goods sold, interest income and selling, general and administrative expense, etc) and may give the impression that the

non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Refer to Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance. As an alternative, you may present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Williamson at (202) 551-3796 or Melissa N. Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining